UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

# Second Quarter and First Six Months

## 2022 Results

**Investor Relations**
Jorge Collazo | jorge.collazo@kof.com.mx
Lorena Martin | lorena.martinl@kof.com.mx
Marene Aranzabal | marene.aranzabal@kof.com.mx
José Enrique Solís | tmxjose.solis@kof.com.mx

Sprite
agua gasificada
ciel
gasificada
Coca-Cola
NUEVO

Mexico City, July 25, 2022, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the second quarter and the first six months of 2022.

•	Consolidated volumes increased 11.9% as compared to the second quarter of 2021. This increase was driven mainly by double-digit volume increases in Brazil, Colombia, Argentina, and Central America, coupled with volume growth in the rest of our territories. On a comparable basis, our volume increased 11.0%.
•	Total revenues increased 19.9%, while comparable revenues increased 16.4%, driven mainly by volume growth, pricing initiatives, favorable price-mix effects, and favorable currency translation effects as a result of the appreciation of the Brazilian Real. These factors were partially offset by a decline in beer revenues related to the transition of the beer portfolio in Brazil.
•	Operating income increased 5.6%, while comparable operating income increased 1.8%. Our raw material hedging strategies and operating expense efficiencies were partially offset by (i) a tough comparison base that includes the recognition of an extraordinary Ps. 1,083 million during the second quarter of 2021, related to credits on concentrate purchased from the Manaus Free Trade Zone in Brazil; and (ii) higher PET and sweetener costs.
•	Majority net income increased 39.5%, driven mainly by a decrease in our comprehensive financing result, related to a gain in the market value of financial instruments, a decrease in interest expense, net and a foreign exchange gain.
•	Earnings per share[1] were Ps. 0.28 (Earnings per unit were Ps. 2.20 and per ADS were Ps. 22.02.).

Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		2Q 2022	YTD 2022	2Q 2022	YTD 2022	2Q 2022	YTD 2022	2Q 2022	YTD 2022
As Reported	Consolidated	19.9%	17.4%	12.0%	12.8%	5.6%	10.4%	39.5%	16.4%
	Mexico & Central America	13.9%	12.7%	8.7%	8.0%	11.6%	12.5%
	South America	30.3%	24.7%	18.8%	22.4%	(9.0%)	5.0%

Comparable (2)	Consolidated	16.4%	14.1%	8.6%	9.9%	1.8%	7.3%
	Mexico & Central America	14.2%	12.9%	9.0%	8.1%	11.8%	12.6%
	South America	20.0%	15.7%	8.0%	13.1%	(20.0%)	(5.4%)

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“I am encouraged by our solid second-quarter results. We continue building on our positive momentum despite the inflationary environment that is affecting industries worldwide. The resilience of our business, coupled with our revenue management capabilities, enabled us to deliver solid top-line growth across all of our territories. Moreover, we continue growing our operating income, substantially mitigating margin pressures by leveraging our hedging initiatives and our team’s ability to double down on expense efficiencies. This is especially evident when adjusting for extraordinary effects recognized during the same period of 2021, leading to a resilient adjusted operating margin year-on-year.

As we enter the second half of the year, we will continue leveraging our revenue management capabilities, working intensively to provide affordability to our consumers, ensuring we offer them the right product at the right price. Additionally, we will continue accelerating towards our strategic goals, including the rollout of our digital omnichannel platform, which now reaches over 645 thousand active monthly buyers, up from approximately 400 thousand during the first quarter of the year.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
1

•	On May 3, 2022, Coca-Cola FEMSA paid the first installment of the dividend declared in the Annual Ordinary General Shareholders’ Meeting in the amount of Ps. 0.339375 per share, for a total cash distribution of Ps. 5,704 million.

•	On July 14, 2022, Coca-Cola FEMSA announced that its subsidiary Spal Indústria Brasileira de Bebidas, S.A., signed a non-exclusive agreement to distribute Grupo Perfetti Van Melle (“Perfetti”) products in its Brazilian territories. Perfetti is one of the world’s largest manufacturers of confectionary and chewing gum, with global brands such as Mentos and Fruit-tella.

•	For the seventh consecutive year, Coca-Cola FEMSA and FEMSA were selected as members of the FTSE4Good Emerging Latin America Index, for its environmental, social and governance practices. For its part Coca-Cola FEMSA achieved an above average score in the consumer goods and soft drinks industries. “At Coca-Cola FEMSA, we place sustainability at the heart of our organization and continue to make progress towards our goal of being the most sustainable ecosystem and a benchmark in the industry on ESG issues” said Maria del Carmen Alanis, Coca-Cola FEMSA’s Chief Corporate Affairs Officer, and added “being members of the FTSE4Good Index for the past seven years strengthens our commitment to our planet and the communities in which we operate.”

•	In accordance with IFRS 9, as of the second quarter we are recognizing the hedging gain or loss on the debt instrument that is being hedged using interest rate derivatives.

As a result, Coca-Cola FEMSA is recording a one-off gain in “Market value (gain) loss in financial instruments” of Ps. 653 million, corresponding to the first quarter of 2022, offseting the loss recognized in the previous quarter. Including this effect, for the second quarter of 2022 we are reporting a gain of Ps. 355 million in “Market value (gain) loss in financial instruments”.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by Coca-Cola FEMSA to mitigate the volatility in the fair value of existing financing instruments due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Market value (gain) loss in financial instruments” in the period in which they occur. As previously mentioned, starting in the second quarter of 2022, the hedging gain or loss will adjust the carrying amount of the hedged item and will be recognized in P&L under “Market value (gain) loss in financial instruments”.

CONFERENCE CALL INFORMATION

2

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2022	2Q 2021	Δ%	Δ%
Total revenues	57,311	47,786	19.9%	16.4%
Gross profit	25,271	22,560	12.0%	8.6%
Operating income	7,652	7,248	5.6%	1.8%
Operating cash flow (2)	10,607	10,007	6.0%	2.4%

Volume increased 11.9% to 952.4 million unit cases, driven mainly by double-digit volume increases in Brazil, Argentina, Colombia, and Central America, coupled with volume growth in the rest of our territories. On a comparable basis, our volume would have increased 11.0%.

Total revenues increased 19.9% to Ps. 57,311 million. This increase was driven mainly by volume growth, our pricing initiatives, and favorable price-mix effects. Additionally, a favorable currency translation effect was driven mainly by the appreciation of the Brazilian Real. These factors were partially offset by a decline in beer revenues related to the transition of the beer portfolio in Brazil. On a comparable basis, excluding M&A and currency translation effects, total revenues would have increased 16.4%.

Gross profit increased 12.0% to Ps. 25,271 million, and gross margin decreased 310 basis points to 44.1%. This gross margin decrease was driven mainly by (i) a tough comparison base due to the recognition of an extraordinary Ps. 1,083 million during the second quarter of 2021, related to credits on concentrate purchased from the Manaus Free Trade Zone in Brazil; and (ii) higher raw material costs, mainly in PET and sweeteners. These effects were partially offset by our top-line growth and favorable hedging initiatives. On a comparable basis, gross profit would have increased 8.6%.

Operating income increased 5.6% to Ps. 7,652 million, and operating margin decreased 180 basis points to 13.4%. This margin decrease was driven mainly by a decrease in gross margin, partially offset by a solid top-line performance, coupled with operating expense efficiencies. On a comparable basis, operating income would have increased 1.8%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

3

Comprehensive financing result recorded an expense of Ps. 574 million, compared to an expense of Ps. 1,323 million in the same period of 2021.

This decrease was driven mainly by a gain in the market value of financial instruments of Ps. 355 million, related to the hedging gain on our debt instruments that are being hedged using interest rate derivatives. As explained in the recent developments section of this document, in accordance with IFRS 9, as of the second quarter we are recognizing the hedging gain or loss on the debt instrument that is being hedged using interest rate derivatives. As a result, Coca-Cola FEMSA is recording a one-off gain in “Market value (gain) loss in financial instruments” of Ps. 653 million, corresponding to the first quarter of 2022, offsetting the loss recognized in the previous quarter.

In addition, we recognized a foreign exchange gain of Ps. 80 million as compared to a loss of Ps. 171 million in the same period of 2021, as our net cash exposure in U.S. dollars was positively impacted by the depreciation of the Brazilian Real as compared to the first quarter of 2022.

Moreover, we recognized a reduction in interest expense, net, as compared to the same period of 2021, as we recognized an increase in our interest income related to an increase in interest rates.

Finally, we recognized a higher gain in monetary position in inflationary subsidiaries during the second quarter of 2022 as compared to the same period of the previous year.

Income tax as a percentage of income before taxes was 35.5% as compared to 37.9% during the same period of the previous year. This decrease was driven mainly by adjustments to deferred taxes.

Net income attributable to equity holders of the company was Ps. 4,627 million as compared to Ps. 3,316 million during the same period of the previous year. This increase was driven mainly by a decrease in our comprehensive financing result, coupled with operating income growth. Earnings per share1 were Ps. 0.28 (Earnings per unit were Ps. 2.20 and per ADS were Ps. 22.02.).

4

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2022	YTD 2021	Δ%	Δ%
Total revenues	108,635	92,500	17.4%	14.1%
Gross profit	47,933	42,491	12.8%	9.9%
Operating income	14,512	13,147	10.4%	7.3%
Operating cash flow (2)	20,461	18,816	8.7%	5.9%

Volume increased 11.0% to 1,834.1 million unit cases, driven mainly by double-digit volume increases in South America and Central America, coupled with solid volume growth in Mexico. On a comparable basis, our volume would have increased 10.0%.

Total revenues increased 17.4% to Ps. 108,635 million. This increase was driven mainly by volume growth, our pricing initiatives, favorable currency translation effects, driven mainly by the appreciation of the Brazilian Real, and favorable price-mix effects. These factors were partially offset by a decline in beer revenues related to the transition of the beer portfolio in Brazil. On a comparable basis, excluding M&A and currency translation effects, total revenues would have increased 14.1%.

Gross profit increased 12.8% to Ps. 47,933 million, and gross margin decreased 180 basis points to 44.1%. This gross margin decrease was driven mainly by (i) a tough comparison base due to the recognition of an extraordinary Ps. 1,083 million during the second quarter of 2021, related to credits on concentrate purchased from the Manaus Free Trade Zone in Brazil; and (ii) higher raw material costs, mainly in PET and sweeteners. These effects were partially offset by our top-line growth and favorable hedging initiatives. On a comparable basis, gross profit would have increased 9.9%.

Operating income increased 10.4% to Ps. 14,512 million, and operating margin decreased 80 basis points to 13.4%. This margin decrease was driven mainly by a decrease in gross margin, coupled with increases in labor, freight, and fuel expenses. These effects were partially offset by a solid top-line performance, coupled with operating expense efficiencies. On a comparable basis, operating income would have increased 7.3%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

5

Comprehensive financing result recorded an expense of Ps. 2,765 million, compared to an expense of Ps. 2,454 million in the same period of 2021. This increase was driven mainly by a loss in financial instruments of Ps. 581 million, as compared to a loss of Ps. 9 million recorded during the same period of 2021, driven mainly by a market value loss of Ps. 935 million recognized during the first quarter of 2022, partially offset by a market value gain of Ps. 355 million recognized during the second quarter of 2022. As explained in the recent developments section of this document, in accordance with IFRS 9, as of the second quarter we are recognizing the hedging gain or loss on the debt instrument that is being hedged using interest rate derivatives. As a result, Coca-Cola FEMSA is recording on the second quarter a one-off gain in “Market value (gain) loss in financial instruments” of Ps. 653 million, corresponding to the first quarter of 2022, offsetting the loss recognized in said quarter.

These effects were partially offset by a decrease in interest expense, net, as compared to the same period of 2021, as we recognized an increase in our interest income related to an increase in interest rates in Mexico and Brazil.

In addition, we recognized a foreign exchange loss of Ps. 85 million as compared to a loss of Ps. 156 million in the same period of 2021, as our net cash exposure in U.S. dollars was positively impacted by the depreciation of the Brazilian Real during the first six months of 2022 as compared to the same period of 2021.

Income tax as a percentage of income before taxes was 33.2% as compared to 36.5% during the same period of the previous year. This decrease was driven mainly by adjustments to deferred taxes.

Net income attributable to equity holders of the company was Ps. 7,532 million as compared to Ps. 6,472 million during the same period of the previous year. This increase was driven mainly by operating income growth. Earnings per share1 were Ps. 0.45 (Earnings per unit were Ps. 3.59, and per ADS were Ps. 35.85.).

6

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2022	2Q 2021	Δ%	Δ%
Total revenues	34,475	30,262	13.9%	14.2%
Gross profit	16,495	15,175	8.7%	9.0%
Operating income	5,727	5,132	11.6%	11.8%
Operating cash flow (2)	7,533	6,821	10.4%	10.7%

Volume increased 8.2% to 590.7 million unit cases, driven by a solid performance in Mexico, coupled with double-digit volume increases in Guatemala, Costa Rica, and Nicaragua.

Total revenues increased 13.9% to Ps. 34,475 million, driven mainly by volume growth in all of our territories, our pricing initiatives across the division, and favorable price-mix effects. These factors were partially offset by unfavorable currency translation effects mainly from the depreciation of the Costa Rican Colon. On a comparable basis, total revenues would have increased 14.2%.

Gross profit increased 8.7% to Ps. 16,495 million, and gross margin contracted 230 basis points to 47.8%. This margin contraction was driven mainly by an increase in raw material costs such as PET and sweeteners, which was partially offset by our raw material hedging strategies and an increase in our top-line. On a comparable basis, gross profit would have increased 9.0%.

Operating income increased 11.6% to Ps. 5,727 million, and operating margin contracted 40 basis points to 16.6% during the period, driven mainly by operating expense efficiencies, partially offset by an increase in fuel, freight, and maintenance expenses. On a comparable basis, operating income would have increased 11.8%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

7

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2022	2Q 2021	Δ%	Δ%
Total revenues	22,835	17,524	30.3%	20.0%
Gross profit	8,776	7,385	18.8%	8.0%
Operating income	1,926	2,116	(9.0%)	(20.0%)
Operating cash flow (2)	3,074	3,186	(3.5%)	(13.7%)

Volume increased 18.4% to 361.7 million unit cases, driven mainly by a 15.6% volume increase in Brazil, a 25.0% volume increase in Colombia, and a 24.9% volume increase in Argentina, coupled with a solid volume performance in Uruguay. On a comparable basis, our volume for the division would have increased 15.9%.

Total revenues increased 30.3% to Ps. 22,835 million, driven mainly by our pricing initiatives, volume growth, favorable price-mix effects, and favorable currency translation effects. This increase was partially offset by a reduction in beer revenues as a result of the transition of our beer portfolio in Brazil. On a comparable basis, total revenues would have increased 20.0%.

Gross profit increased 18.8% to Ps. 8,776 million, and gross margin contracted 370 basis points to 38.4%. This growth in gross profit was driven mainly by solid top-line growth, favorable price-mix effects and raw material hedging strategies. These effects were partially offset by a tough comparison base that included the recognition of an extraordinary Ps. 1,083 million during the second quarter of 2021, related to credits on concentrate purchased from the Manaus Free Trade Zone in Brazil, coupled with increases in raw material costs such as PET and sweeteners. On a comparable basis, gross profit would have increased 8.0%.

Operating income decreased 9.0% to Ps. 1,926 million in the second quarter of 2022, resulting in a margin contraction of 370 basis points to 8.4%. This decline in operating income was driven mainly by an increase in operating expenses such as freight and labor, partially offset by favorable operating leverage as a result of solid volume growth across the division. On a comparable basis, operating income would have decreased 20.0%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.
8

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

9

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 266 million. With over 80 thousand employees, the Company markets and sells approximately 3.5 billion unit cases through 2 million points of sale a year. Operating 49 manufacturing plants and 260 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

10

Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	5,636.1		4,660.0		20.9%	19.5%	10,847.6		9,035.0		20.1%	18.7%
Volume (million unit cases)	952.4		851.4		11.9%	11.0%	1,834.1		1,652.1		11.0%	10.0%
Average price per unit case	60.05		51.78		16.0%		59.10		51.34		15.1%
Net revenues	57,190		47,639		20.0%		108,395		92,181		17.6%
Other operating revenues	121		147		-18.0%		239		320		-25.1%
Total revenues (2)	57,311	100.0%	47,786	100.0%	19.9%	16.4%	108,635	100.0%	92,500	100.0%	17.4%	14.1%
Cost of goods sold	32,039	55.9%	25,226	52.8%	27.0%		60,702	55.9%	50,009	54.1%	21.4%
Gross profit	25,271	44.1%	22,560	47.2%	12.0%	8.6%	47,933	44.1%	42,491	45.9%	12.8%	9.9%
Operating expenses	17,448	30.4%	15,189	31.8%	14.9%		33,249	30.6%	28,991	31.3%	14.7%
Other operative expenses, net	260	0.5%	152	0.3%	71.0%		282	0.3%	364	0.4%	-22.6%
Operative equity method (gain) loss in associates(3)	(89)	-0.2%	(29)	-0.1%	NA		(109)	-0.1%	(11)	0.0%	NA
Operating income (5)	7,652	13.4%	7,248	15.2%	5.6%	1.8%	14,512	13.4%	13,147	14.2%	10.4%	7.3%
Other non operative expenses, net	70	0.1%	(83)	-0.2%	NA		249	0.2%	(80)	-0.1%	NA
Non Operative equity method (gain) loss in associates (4)	(25)	0.0%	72	0.2%	NA		(29)	0.0%	71	0.1%	NA
Interest expense	1,688		1,463		15.3%		3,339		2,936		13.7%
Interest income	541		194		179.4%		948		356		166.0%
Interest expense, net	1,147		1,270		-9.7%		2,391		2,580		-7.3%
Foreign exchange loss (gain)	(80)		171		NA		85		156		NA
Loss (gain) on monetary position in inflationary subsidiries	(138)		(118)		16.9%		(292)		(291)		0.4%
Market value (gain) loss on financial instruments	(355)		1		-47106.6%		581		9		NA
Comprehensive financing result	574		1,323		-56.6%		2,765		2,454		12.7%
Income before taxes	7,034		5,936		18.5%		11,526		10,702		7.7%
Income taxes	2,458		2,268		8.4%		3,787		3,927		-3.6%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	4,576		3,668		24.7%		7,740		6,775		14.2%
Net income attributable to equity holders of the company	4,627	8.1%	3,316	6.9%	39.5%		7,532	6.9%	6,472	7.0%	16.4%
Non-controlling interest	(51)	-0.1%	352	0.7%	NA		208	0.2%	303	0.3%	NA

Operating Cash Flow & CAPEX	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	7,652	13.4%	7,248	15.2%	5.6%		14,512	13.4%	13,147	14.2%	10.4%
Depreciation	2,399		2,179		10.1%		4,755		4,417		7.6%
Amortization and other operative non-cash charges	556		580		-4.1%		1,195		1,252		-4.6%
Operating cash flow (5)(6)	10,607	18.5%	10,007	20.9%	6.0%	2.4%	20,461	18.8%	18,816	20.3%	8.7%	5.9%
CAPEX	4,052		2,841		42.6%		7,157		4,301		66.4%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 14 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle and Leão Alimentos, among others.

(4)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(6)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(7)              Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)              For the second quarter of 2022, total CAPEX effectively paid was Ps. 4,052 million pesos.

11

Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,126.6		2,790.7		12.0%	12.0%	5,774.9		5,174.6		11.6%	11.6%
Volume (million unit cases)	590.7		545.8		8.2%	8.2%	1,084.7		1,017.1		6.7%	6.6%
Average price per unit case	58.35		55.42		5.3%		58.44		55.28		5.7%
Net revenues	34,466		30,250				63,393		56,224
Other operating revenues	9		12				17		19
Total Revenues (2)	34,475	100.0%	30,262	100.0%	13.9%	14.2%	63,410	100.0%	56,242	100.0%	12.7%	12.9%
Cost of goods sold	17,980	52.2%	15,087	49.9%			32,908	51.9%	27,995	49.8%
Gross profit	16,495	47.8%	15,175	50.1%	8.7%	9.0%	30,502	48.1%	28,247	50.2%	8.0%	8.1%
Operating expenses	10,562	30.6%	10,000	33.0%			19,668	31.0%	18,572	33.0%
Other operative expenses, net	236	0.7%	62	0.2%			234	0.4%	251	0.4%
Operative equity method (gain) loss in associates (3)	(30)	-0.1%	(19)	-0.1%			(76)	-0.1%	(70)	-0.1%
Operating income (4)	5,727	16.6%	5,132	17.0%	11.6%	11.8%	10,677	16.8%	9,494	16.9%	12.5%	12.6%
Depreciation, amortization & other operating non-cash charges	1,806	5.2%	1,689	5.6%			3,579	5.6%	3,490	6.2%
Operating cash flow (4)(5)	7,533	21.9%	6,821	22.5%	10.4%	10.7%	14,256	22.5%	12,984	23.1%	9.8%	10.0%

(1)              Except volume and average price per unite case figures.

(2)              Please refer to page 14 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, among others.

(4)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)              Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,509.5		1,869.3		34.3%	30.8%	5,072.6		3,860.4		31.4%	28.2%
Volume (million unit cases)	361.7		305.6		18.4%	15.9%	749.4		635.0		18.0%	15.4%
Average price per unit case	59.27		45.29		30.9%		56.68		45.03		25.9%
Net revenues	22,724		17,389				45,003		35,957
Other operating revenues	111		135				222		301
Total Revenues (2)	22,835	100.0%	17,524	100.0%	30.3%	20.0%	45,225	100.0%	36,258	100.0%	24.7%	15.7%
Cost of goods sold	14,059	61.6%	10,139	57.9%			27,793	61.5%	22,014	60.7%
Gross profit	8,776	38.4%	7,385	42.1%	18.8%	8.0%	17,431	38.5%	14,244	39.3%	22.4%	13.1%
Operating expenses	6,886	30.2%	5,189	29.6%			13,581	30.0%	10,419	28.7%
Other operative expenses, net	23	0.1%	90	0.5%			48	0.1%	113	0.3%
Operative equity method (gain) loss in associates (3)	(59)	-0.3%	(10)	-0.1%			(33)	-0.1%	59	0.2%
Operating income (4)	1,926	8.4%	2,116	12.1%	-9.0%	-20.0%	3,835	8.5%	3,653	10.1%	5.0%	-5.4%
Depreciation, amortization & other operating non-cash charges	1,148	5.0%	1,070	6.1%			2,370	5.2%	2,179	6.0%
Operating cash flow (4)(5)	3,074	13.5%	3,186	18.2%	-3.5%	-13.7%	6,206	13.7%	5,832	16.1%	6.4%	-2.6%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 14 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos and Verde Campo, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

12

Millions of Pesos

Assets	Jun-22	Dec-21	% Var.	Liabilities & Equity	Jun-22	Dec-21	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	8,749	2,453	257%
	45,572	47,248	-4%	Suppliers	25,540	22,745	12%
Total accounts receivable	12,704	n13,014	-2%	Short-term leasing Liabilities	536	614
Inventories	14,271	11,960	19%	Other current liabilities	27,927	20,409	37%
Other current assets	7,592	8,142	-7%	Total current liabilities	62,752	46,221	36%
Total current assets	80,139	80,364	0%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	72,603	83,329	-13%
Property, plant and equipment	118,944	113,827	4%	Long Term Leasing Liabilities	972	891
Accumulated depreciation	(53,898)	(51,644)	4%	Other long-term liabilities	16,118	13,554	19%
Total property, plant and equipment, net	65,046	62,183	5%	Total liabilities	152,445	143,995	6%
Right of use assets	1,464	1,472	-1%	Equity
Investment in shares	7,965	7,494	6%	Non-controlling interest	6,373	6,022	6%
Intangible assets and other assets	104,530	102,174	2%	Total controlling interest	117,461	121,550	-3%
Other non-current assets	17,135	17,880	-4%	Total equity	123,834	127,572	-3%
Total Assets	276,280	271,567	2%	Total Liabilities and Equity	276,280	271,567	2%

	June 30, 2022
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	53.0%	8.0%	7.8%
U.S. Dollars	27.8%	21.8%	3.1%
Colombian Pesos	1.7%	0.0%	7.0%
Brazilian Reals	15.7%	72.9%	10.5%
Uruguayan Pesos	1.6%	0.0%	6.7%
Argentine Pesos	0.2%	0.0%	39.4%
Total Debt	100%	19.6%	6.9%
(1) After giving effect to cross- currency swaps and financial leases.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	2Q 2022	FY 2021	Δ%
Net debt including effect of hedges (1)(3)	34,760	35,243	-1.4%
Net debt including effect of hedges / Operating cash flow (1)(3)	0.86	0.91
Operating cash flow/ Interest expense, net (1)	8.56	7.39
Capitalization (2)	41.4%	40.7%
(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

13

Volume
	2Q 2022					2Q 2021					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	366.8	31.3	81.9	34.9	514.8	348.8	23.4	75.9	32.1	480.2	7.2%
Guatemala	33.9	1.1	-	2.4	37.3	29.6	1.0	-	1.8	32.4	15.2%
CAM South	31.2	1.9	0.2	5.3	38.6	27.6	1.6	0.1	3.9	33.2	16.2%
Mexico and Central America	431.8	34.3	82.1	42.5	590.7	406.1	26.0	76.0	37.7	545.8	8.2%
Colombia	64.6	8.4	2.9	7.6	83.4	53.6	5.1	3.5	4.5	66.8	25.0%
Brazil (3)	193.8	14.5	3.4	18.9	230.7	177.0	8.4	1.5	12.7	199.5	15.6%
Argentina	30.2	3.3	0.8	3.2	37.5	24.1	2.1	1.2	2.7	30.1	24.9%
Uruguay	8.6	1.1	-	0.4	10.1	8.1	1.0	-	0.1	9.3	9.2%
South America	297.3	27.4	7.1	30.1	361.7	262.8	16.6	6.2	20.0	305.6	18.4%
TOTAL	729.1	61.6	89.1	72.6	952.4	668.9	42.7	82.2	57.7	851.4	11.9%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water= Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	2Q 2022					2Q 2021					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	2,061.6	216.9		250.5	2,528.9	1,895.5	171.0		225.2	2,291.6	10.4%
Guatemala	261.0	11.0		23.4	295.5	226.7	10.7		18.0	255.4	15.7%
CAM South	230.5	12.3		59.4	302.2	193.9	10.3		39.3	243.6	24.0%
Mexico and Central America	2,553.0	240.2		333.3	3,126.6	2,316.1	192.1		282.5	2,790.7	12.0%
Colombia	464.7	90.9		80.1	635.8	344.5	56.0		39.2	439.7	44.6%
Brazil (3)	1,279.2	127.5		205.7	1,612.5	1,045.4	71.6		129.8	1,246.8	29.3%
Argentina	161.6	22.5		27.5	211.5	111.2	11.9		18.8	142.0	49.0%
Uruguay	42.0	4.4		3.4	49.7	35.9	3.6		1.4	40.9	21.7%
South America	1,947.5	245.3		316.7	2,509.5	1,537.0	143.0		189.2	1,869.3	34.3%
TOTAL	4,500.5	485.5		650.1	5,636.1	3,853.2	335.1		471.7	4,660.0	20.9%

Revenues
Expressed in million Mexican Pesos	2Q 2022	2Q 2021	Δ %
Mexico	28,505	25,201	13.1%
Guatemala	3,071	2,556	20.2%
CAM South	2,899	2,505	15.7%
Mexico and Central America	34,475	30,262	13.9%
Colombia	4,584	3,118	47.0%
Brazil (4)	14,982	12,369	21.1%
Argentina	2,349	1,346	74.5%
Uruguay	920	690	33.4%
South America	22,835	17,524	30.3%
TOTAL	57,311	47,786	19.9%

(3) Volume and transactions in Brazil do not include beer.
(4) Brazil includes beer revenues of Ps.1,282.1 million for the second quarter of 2022 and Ps.3,549.0 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving.

14

Volume
	YTD 2022					YTD 2021					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	668.7	52.6	149.4	67.6	938.3	644.9	41.3	141.8	60.3	888.4	5.6%
Guatemala	64.5	2.3	-	4.3	71.0	58.2	1.9	-	3.2	63.3	12.2%
CAM South	61.0	3.8	0.4	10.2	75.4	54.5	3.1	0.2	7.5	65.4	15.4%
Mexico and Central America	794.2	58.7	149.8	82.1	1,084.7	757.7	46.4	142.0	71.0	1,017.1	6.7%
Colombia	126.8	16.1	5.9	15.0	163.8	107.9	10.4	7.4	8.7	134.5	21.9%
Brazil (3)	400.5	31.6	5.8	43.6	481.6	358.2	19.8	3.7	26.6	408.3	17.9%
Argentina	66.0	7.4	2.0	7.0	82.4	58.2	5.1	3.0	6.3	72.7	13.5%
Uruguay	18.1	2.8	-	0.7	21.5	17.0	2.3	-	0.3	19.6	10.0%
South America	611.3	57.9	13.7	66.4	749.4	541.3	37.7	14.1	41.9	635.0	18.0%
TOTAL	1,405.5	116.6	163.5	148.4	1,834.1	1,298.9	84.0	156.2	113.0	1,652.1	11.0%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water= Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	YTD 2022					YTD 2021					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	3,760.2	371.1		488.1	4,619.4	3,485.7	302.5		418.8	4,207.0	9.8%
Guatemala	499.5	22.7		42.9	565.2	443.1	20.0		31.6	494.6	14.3%
CAM South	450.8	25.0		114.5	590.4	377.5	20.3		75.3	473.0	24.8%
Mexico and Central America	4,710.5	418.9		645.5	5,774.9	4,306.3	342.7		525.7	5,174.6	11.6%
Colombia	894.5	173.5		161.7	1,229.7	693.3	113.8		75.7	882.8	39.3%
Brazil (3)	2,586.1	275.8		430.1	3,292.0	2,109.3	167.8		271.6	2,548.7	29.2%
Argentina	340.2	47.5		57.3	445.0	266.7	29.6		43.9	340.1	30.9%
Uruguay	89.1	10.7		6.1	105.9	77.2	8.3		3.3	88.8	19.3%
South America	3,909.8	507.6		655.2	5,072.6	3,146.5	319.5		394.5	3,860.4	31.4%
TOTAL	8,620.4	926.5		1,300.7	10,847.6	7,452.7	662.2		920.1	9,035.0	20.1%

Revenues
Expressed in million Mexican Pesos	YTD 2022	YTD 2021	Δ %
Mexico	51,727	46,248	11.8%
Guatemala	5,847	5,006	16.8%
CAM South	5,837	4,989	17.0%
Mexico and Central America	63,410	56,242	12.7%
Colombia	8,860	6,403	38.4%
Brazil (4)	29,370	25,172	16.7%
Argentina	5,150	3,224	59.7%
Uruguay	1,845	1,460	26.4%
South America	45,225	36,258	24.7%
TOTAL	108,635	92,500	17.4%

(3) Volume and transactions in Brazil do not include beer.
(4) Brazil includes beer revenues of Ps. 2,532.3 million for the first six months of 2022 and Ps. 7,363.2 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving.

15

Inflation (1)
	LTM	2Q22	YTD
Mexico	7.88%	2.15%	3.81%
Colombia	9.37%	2.93%	6.79%
Brazil	11.30%	2.95%	4.85%
Argentina	62.59%	18.29%	34.14%
Costa Rica	8.10%	3.51%	5.27%
Panama	4.81%	2.48%	3.79%
Guatemala	5.30%	3.17%	4.22%
Nicaragua	9.82%	2.61%	4.78%
Uruguay	9.42%	1.95%	5.79%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	2Q22	2Q21	Δ %	YTD 22	YTD 21	Δ %
Mexico	20.04	20.05	0.0%	20.28	20.18	0.5%
Colombia	3,915.49	3,695.61	6.0%	3,915.18	3,625.13	8.0%
Brazil	4.92	5.30	-7.1%	5.08	5.38	-5.7%
Argentina	117.95	94.07	25.4%	112.27	91.32	22.9%
Costa Rica	677.15	618.69	9.4%	662.13	616.67	7.4%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.69	7.72	-0.4%	7.69	7.74	-0.6%
Nicaragua	35.78	35.08	2.0%	35.70	35.00	2.0%
Uruguay	40.56	43.89	-7.6%	41.94	43.49	-3.6%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Jun-22	Jun-21	Δ %	Mar-22	Mar-21	Δ %
Mexico	19.98	19.80	0.9%	19.99	20.60	-3.0%
Colombia	4,127.47	3,756.67	9.9%	3,748.15	3,736.91	0.3%
Brazil	5.24	5.00	4.7%	4.74	5.70	-16.8%
Argentina	125.23	95.72	30.8%	111.01	92.00	20.7%
Costa Rica	692.25	621.92	11.3%	667.10	615.81	8.3%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.76	7.74	0.2%	7.68	7.71	-0.4%
Nicaragua	35.87	35.17	2.0%	35.69	34.99	2.0%
Uruguay	39.86	43.58	-8.5%	41.12	44.19	-7.0%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: July 25, 2022